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                                                                    EXHIBIT 20.1

For Immediate Release
August 22, 1994


FIRSTAR AND INVESTORS BANK CORP. ANNOUNCE DEFINITIVE AGREEMENT


Milwaukee, Wis. -- Firstar Corporation (NYSE:FSR) and Investors Bank Corp. (NASDAQ:INVS) today announced that they signed a definitive agreement for Firstar to acquire Investors, parent company of Investors Savings Bank, FSB, a $1 billion thrift headquartered in Wayzata, Minnesota.

The agreement calls for Firstar Corporation to exchange .8676 of its shares of common stock for each outstanding share of Investors common stock. based on the closing price of Firstar stock on August 19, Investors shareholders will receive Firstar stock worth $27.87 for each Investor share. Investors common stock warrants will become warrants to purchase Firstar common stock. The total value of the transaction, including the assumption of Investors stock options, is approximately $106 million. Upon closing, holders of Investors preferred stock will receive a cash payment of $27.50 per share, or a total of $8.4 million.

Firstar will repurchase up to 320,000 of its shares which, along with up to $2,883,477 newly issued shares, will be used in the merger transaction. The transaction will be accounted for as a pooling of interests. The merger is expected to be completed during the first quarter of 1995, subject to approval by regulators and Investors shareholders. Investors directors and executive officers have entered into agreements with Firstar to vote their shares in favor of the merger.

During the 21 days following the signing of the merger agreement, after due diligence review of Investors' loan files, Firstar may terminate the agreement under certain circumstances. A termination fee of $4.5 million would be paid to Firstar by Investors in certain circumstances if the transaction is not completed.

The merger agreement provides Investors with the right to terminate the transaction should Firstar's stock price fall below $29 and fall 12.5% relative to a bank stock index during the 10 trading days prior to the Investors shareholder meeting to vote on the transaction.

"This transaction will double the asset size of Firstar's Minnesota bank and give Firstar access to very attractive new markets in the Twin Cities," Firstar Chairman Roger L. Fitzsimonds said, noting that Investors serves some of the higher growth communities in Minnesota. "Investors serves 50,000 area households through deposit services, home mortgage origination and servicing, and consumer lending. These are long-term customer relationships with excellent potential for extension into other financial services such as trust and investment management services."

James M. Burkholder, who is chairman, president and chief executive officer of Investors, said the affiliation with Firstar would mean greater convenience and a broader range of services for Investors customers. "Firstar is a well regarded, highly successful financial institution that possesses extensive resources and a reputation for quality service and good corporate citizenship. In addition to delivering strong shareholder returns, we believe this relationship will be advantageous to our customers, employees and communities."


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Investors' 12 banking locations will be merged into Firstar Bank of Minnesota, which has 24 bank offices in the Twin Cities area. Investors' mortgage banking operation has another 12 offices that originate mortgage loans. They are located in the Twin Cities (6 offices); Duluth, Minn. (1); Waukesha, Wis (1); and the Chicago area (4). The loan production offices will become part of Firstar's home loan subsidiary, Firstar Home Mortgage Corporation, which is headquartered in Milwaukee.

Burkholder will be named president and chief executive officer of Firstar Home Mortgage Corporation following completion of the acquisition. Investors services approximately $2 billion in home mortgage loans, including $1.2 billion of loans serviced for others.

"This transaction will double Firstar's loan origination volume corporatewide and extend the geographic reach of our home mortgage business, which we have targeted for above-average growth in the coming years," Fitzsimonds said. "Jim Burkholder's leadership will contribute greatly toward that goal. Within 10 years of its establishment, Investors had become the third largest mortgage originator in the Minneapolis/St. Paul metro area. We feel fortunate to be adding the expertise of Jim and his many fine associates to our organization." Fitzsimonds added that Burkholder would also serve as a director of Firstar Bank of Minnesota.

Firstar Corporation is a $14 billion bank holding company headquartered in Milwaukee. It has 36 banks with 197 offices in Wisconsin, Iowa, Minnesota, Illinois, Arizona and Florida. Other subsidiaries provide trust, investment management, mortgage banking, insurance, securities brokerage and other financial services for institutions and individuals.
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FOR MORE INFORMATION, CALL:
Jon Stowe, Exec. Vice President/Mergers and Acquisitions, 414-784-1420 (home), 414-765-5331 (office)
Ann Weninger, Manager of Public Communication, 414-962-7103 (home), 414-765-5901 (office)


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